

Mail Stop 3720

June 22, 2007

Mr. Albert L. Lord
Chief Executive Officer
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

Re: SLM Corporation
Preliminary Proxy Materials on Form PreM14A
Filed on May 25, 2007
File No. 1-13251

Dear Mr. Lord:

We have limited our review of your preliminary proxy statement to issues relating to the terms of the transaction and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Recommendation of the Transaction Committee and Our Board of Directors, page 3

1. Please disclose that Parent would be able to terminate the merger agreement if the board of directors withdraws or modifies its recommendation that the shareholders approve the merger agreement. In that event, the company would be required to pay Parent a $900 million termination fee.

<u>Interests of the Company's Directors and Executive Officers in the Merger, page 4</u>

2. Please revise to briefly summarize and quantify both individually and on an aggregate basis the interest of directors and executive officers that may conflict with the interests of shareholders generally.

3. Clarify the merger's effect on any stock and option plans and severance and employment agreements as they relate to your officers and directors.

<u>Opinions of Financial Advisors, page 4</u>

4. Please revise to disclose the total fees that UBS Securities and Greenhill & Company will receive, and specifically note the amount and percentage of the fees that will be paid only if the merger is successfully consummated in the case of UBS Securities. Please similarly revise within the body of the proxy to indicate the amount of fees that are contingent in nature. We note the reference to a "significant portion" on page 28.

<u>Conditions to the Merger, page 5</u>

5. We note the ability of either party to waive conditions to merger. Please disclose here whether it is the board of directors' intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

<u>Questions and Answers about the Special Meeting and the Merger, page 10</u>

<u>How do I vote?, page 11</u>

6. Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.

<u>When is the merger expected to be completed? What is the "marketing period"?, page 12</u>

7. Please disclose the last date by which the merger must be completed before being subject to termination.

<u>The Merger, page 19</u>

8. Please explain if Mr. Lord initiated contact with Mr. Fleischer in October 2006 and, if so, why. Explain what circumstances had changed since the company explored a potential leveraged buyout by private equity firms in the fall of 2005.

9. Please revise paragraph 19 to briefly characterize the "issues" discussed with representatives of J.C. Flowers, JP Morgan Chase and Bank of America and explain why JP Morgan Chase and Bank of America were now involved.

10. In the second full paragraph on page 20, please explain the special characteristics of a leveraged buyout in the financial services sector and how this factor, the size and prominence of the company and premature public disclosure could lead to an unsatisfactory offer or the company not being acquired. Also explain what aspect of the discussions with private equity funds in the fall of 2005 led the transaction committee to decide to limit the number of parties to be approached. Lastly, discuss why only the Other Bidder was approached.

11. Please discuss what consideration the board of directors gave to the report received from Sandler O'Neill & Partners at the March 14, 2007 board meeting.

12. Please revise paragraph 4 on page 21 to briefly describe the "alternatives available to the Company," in addition to the two bids being considered as of March 26, 2007.

13. On page 23, please disclose whether the transaction committee updated the board of directors on the offers submitted by both parties on April 14, 2007.

14. Please explain in the fourth paragraph on page 23 why the transaction committee decided to proceed with the Investor Group's offer after considering the offers from both parties on April 14, 2007. Discuss what changes the transaction committee requested to the Investor Group's proposal.

Reasons for the Merger; Recommendation of the Transaction Committee and Our Board of Directors, page 25

15. Please elaborate on the political, legislative and regulatory uncertainty surrounding the company mentioned in the first bullet point on page 25.

16. Please disclose what consideration the transaction committee and board of directors gave to the fact that only one other potential bidder was contacted.

Our Board of Directors, page 26

17. Please revise to more fully describe the "variety of business, financial and market factors" considered by the board of directors in determining that the merger agreement and the merger are fair to and in the best interests of the company and its stockholders.

18. Please revise to briefly summarize the board of director's analysis of each material factor.

Opinion of UBS Securities, LLC, page 27

19. Please provide us with copies of the UBS and Greenhill & Co. engagement letters. Also provide us with any analyses, reports, presentations, or similar materials, including any board books and projections, provided to or prepared by SLM's financial advisor in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.

20. Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to third-parties, including a third-party's financial advisor. Accordingly, please disclose all material projections that were exchanged among SLM and its financial advisors, or advise us why they are not material. We note the reference at bullet point two to "certain financial forecasts and estimates prepared by the Company's management which such management directed UBS to utilize for purposes of its analyses." We note a similar statement on page 29, bullet point four, "Opinion of Greenhill & Co., LLC."

Summary of Joint Financial Presentation, page 30

21. To aid shareholders in understanding the summary of the financial analyses, revise the discussion to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisors arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

Selected Companies Analysis, page 31

22. Please revise to briefly describe the criteria used to select the referenced companies and how they were deemed comparable to SLM.

Selected Transactions Analysis, page 32

23. Please disclose the dates of the comparable transactions and their transaction values.

Interests of Certain Persons in the Merger, page 36

24. We note that the officers of SLM will be the officers of the surviving company. Please disclose this fact and discuss whether your executive officers' employment agreements or other benefits will change.

25. We further note that the directors of the merger subsidiary will be the directors of the surviving company. Please disclose whether any of SLM's directors will be directors of the surviving company or the parent.

Stock Options and Restricted and Performance Stock Awards, page 36

26. We note that, in the table on page 37, you have aggregated both vested and unvested under the "Options" columns. Please provide separate disclosure, which may be made in a separate table, of vested and unvested options and the exercise prices of the options to further illustrate the benefits your directors and executive officers will receive through cash settlement of the options in the merger.

Representations and Warranties, page 44

27. We note your disclosure that some of the representations and warranties contained in the merger agreement "may not be accurate or complete as of any particular date…" Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements including in the proxy statement not misleading.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: via facsimile
        George Bason, Esq.
        Leonard Kreynin, Esq.
        Davis Polk & Wardwell